Exhibit 99.1

TASEKO TO RELEASE SECOND QUARTER 2022 RESULTS

August 2, 2022, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (the "Company") will release its second quarter 2022 financial results after market close on Monday, August 8, 2022.

The Company will host a telephone conference call and live webcast on Tuesday, August 9, 2022 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

The conference call may be accessed by dialing 647-484-0258 in Toronto, 800-289-0720 toll free in North America, 0800 279 6877 in the United Kingdom, or online at tasekomines.com/investors/events and using the entry code 8913919.

The conference call will be archived for later playback until August 23, 2022 and can be accessed by dialing 647-436-0148 in Toronto, 888-203-1112 toll free in North America, or online at tasekomines.com/investors/events and using the entry code 8913919.

For further information on Taseko, please visit tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.